IN THE MATTER OF

FILE NO. 70-9677

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                       Anthony Wilson
Vice President and General Counsel                 Senior Counsel
Allegheny Energy, Inc.                                      Allegheny Energy Service Corporation
10435 Downsville Pike                                      10435 Downsville Pike
Hagerstown, MD 21740                                    Hagerstown, MD 21740

             THIS FILING IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by the Applications/Declarations referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out certain financing transactions authorized in Holding Co. Act Release No. 27199 (issued July 14, 2000).

            On April 19, 2002, Allegheny Energy, Inc. announced that its electric generation and trading subsidiary, Allegheny Energy Supply Company, LLC, has put in place a credit facility of up to $1 billion. Pursuant to Holding Co. Act Release No. 27199, up to $300 million of the facility was to replace an existing credit facility providing guarantees or other credit support. The balance of the credit facility, consisting of up to $400 million in the form of guarantees or other credit support and up to $300 million in the form of short-term debt, was authorized in another proceeding pursuant to Holding Co. Act Release Nos. 27486 and 27521 (issued December 31, 2001 and April 17, 2002, respectively). A Rule 24 Certificate has been separately filed in that proceeding.

           This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                                                                            ALLEGHENY ENERGY, INC.
                                                                            ALLEGHENY ENERGY
                                                                                 SUPPLY COMPANY, L.L.C.

                                                                           By: /s/ MARLEEN L. BROOKS
                                                                                       Marleen L. Brooks
                                                                                       Corporate Secretary

            Date: April 24, 2002